SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

INFORMATION DISCLOSURE AND SECURITIES TRADING POLICY OF GAFISA S.A.

1	Purpose and scope
2	Definition of a Material Act or Fact
3	Internal Procedures for Notifying and Disclosing a Material Act or Fact
4	When to Notify and Disclose – Terms
5	Who to Notify
6	Disclosure Methods and Languages
7	Insider Information and Duty of Secrecy
8	Procedures for non-immediate disclosure of a Material Act or Fact by the Company
9	Secrecy Request submitted to the CVM
10	Forecast Disclosure
13	Trading Restrictions upon Pending Disclosure of a Material Act or Fact
14	Trading Restrictions when the Company, its Subsidiaries or Affiliates are actively Trading Company Shares.
15	Prohibition on Deliberations regarding the Acquisition or Sale of Company Shares
16	Exceptions to the Securities Trading Restrictions
17	Individual Investment Plans
18	Procedures to Avoid Violations of Rules on Securities Trading
19	Procedures for Notifying Trading Information by Management and Related Parties
20	Procedures for Communication and Disclosure of the Acquisition or Sale of Material Shareholding Interest
21	Final Provisions
APPENDIX I – Definitions
APPENDIX II – Deed of Compliance

1.     Purpose and scope

This Policy establishes standards of conduct and transparency that must necessarily be complied with by Bound Parties.

The Bound Parties shall sign the respective Deed of Compliance with this Policy, in accordance with the template provided in Appendix II, which shall be filed at the Company’s registered office for as long as such Parties continue to be affiliated with the Company and for a minimum of five years thereafter

2.     Definition of a Material Act or Fact

A "Material Act or Fact" is: any decision by a controlling shareholder, as applicable, deliberation by the annual shareholders’ meeting or management bodies of the Company, or any other political, administrative, technical, business, economic or financial act or fact occurring or related to its businesses, which may measurably influence:

I - the price of its Securities;

II - investor decisions to buy, sell or keep such Securities;

III – investor decisions to exercise any of the rights inherent to their status as Shareholders.

3.     Internal Procedures for Notifying and Disclosing a Material Act or Fact

Any information about a Material Act or Fact related to the Company shall be centralized with the Investor Relations Officer, who is responsible for disclosing and communicating any Material Act or Fact.

Bound Parties shall communicate any Material Act or Fact they become aware of to the Investor Relations Officer.

4.     When to Notify and Disclose – Terms

The Investor Relations Officer shall:

i)                disclose the Material Act or Fact occurring or related to the Company’s businesses immediately after their occurrence. Whenever possible, before the beginning or after the closure of trading on the Stock Exchange, and preferably after business hours.

ii)              if the securities issued by the Company are accepted for simultaneous trading on markets of different countries, the material act or fact shall be disclosed, whenever possible, before or after business hours in both countries, whereas the working hours of the Brazilian market shall prevail in case of inconsistency.

iii)            assess the need to request the suspension of trading in the securities, always simultaneously, on Brazilian and foreign Stock Exchanges, for the length of time required to ensure proper dissemination of the Material Information, should it be imperative to disclose the Material Act of Fact during trading hours

iv)             concomitantly disclose the Material Act or Fact to the entire market, published on any communication channel, including press releases or meetings with trade associations, investors, analysts or selected publics, in Brazil or abroad.

5.     Who to Notify

Information on any Material Act or Fact must be notified simultaneously to (i) the Securities and Exchange Commission of Brazil (CVM); (ii)           Stock Exchanges where securities issued by the Company are traded; (iii)    organized over-the-counter entities where securities issued by the Company are traded.

6.     Disclosure Methods and Languages

The disclosure of a Material Act or Fact involving the Company must be made through (i) an Internet news portal, with free access to the entire content; (ii) the electronic system available on the CVM’s website; and (iii) the Investor Relations website.

The Company shall disclose, simultaneously to the disclosure in Portuguese, the material facts; information on proceeds and communication of its results in English.

If the disclosure of a Material Fact derives from an information that cannot be controlled by the Company, or in case of unusual fluctuation in the trading quotes, prices or amounts of its securities, disclosure in English may take place within one business day after disclosure in Portuguese.

7.     Insider Information and Duty of Secrecy

Bound Parties with access to Insider Information shall (i) safeguard the confidentiality of information to which have insider access prior to its disclosure to the market, as well as (ii) strive to ensure that subordinates and third parties in positions of trust also do so.

To maintain confidentiality, the Bound Parties must: (i) only share confidential information on a need-to-know basis; (ii) mention the confidential nature of the information on documents and notices, and (iii) abstain from mentioning such information in public locations or places where it is not possible to guarantee confidential communication.

For guidance purposes, in case of doubt regarding the relevance of any Inside Information, please contact the Company’s Investor Relations Officer for clarification.

8.     Procedures for non-immediate disclosure of a Material Act or Fact by the Company

The general rule for a Material Act or Fact is that it must be immediately notified and disclosed. However, there are exceptional cases in which the immediate disclosure of Information constituting a Material Act of Fact may jeopardize the Company’s lawful interests.

In such cases, the non-disclosure of a Material Act or Fact related to the Company shall be subject to the decision of Controlling Shareholders or the Company’s Management, as applicable, who shall inform the Investor Relations Officer.

Even if the Company’s Management and Controlling Shareholders, as applicable, decide not to disclose a Material Act or Fact, it is their duty to disclose the Material Act or Fact immediately, either directly or through the Investor Relations Officer, should the information be leaked, or in case of any unusual fluctuation in the trading prices or quantities of Securities issued by the Company.

9.     Secrecy Request submitted to the CVM

The Officers and Controlling Shareholders, as applicable, may submit their decision to the CVM to keep Material Acts or Facts secret, on an exceptional basis, when they believe that their disclosure may represent a clear risk to the Company’s lawful interests.

10.  Forecast Disclosure

  The Company may disclose information to the market as guidance, forecasts or estimates, which shall be treated in accordance with the rules applicable to forecast disclosure. The Company shall inform the sources of information provided by third parties.
  Information treated as forecasts shall be included by the Company in Item 11 of the Reference Form, which shall be updated whenever new information or amendments are disclosed, including to assumptions, parameters or methodology, regarding previously disclosed information, within seven business days from the date of the fact that caused the amendment. In these cases, the Company shall disclose a Material Fact notice.

The Company shall, on a quarterly basis and in the appropriate sections of the Quarterly and Standard Financial Statements (ITR and DFP, respectively), compare the information disclosed as forecast and the results effectively obtained.

Reconciliation between the financial metrics used by the Company (e.g.: EBITDA) and the accounting items will be expressed directly in the financial statements, in accordance to the applicable accounting standards.

13.  Trading Restrictions upon Pending Disclosure of a Material Act or Fact

Apart from the exceptions set forth in this Trading Policy, Bound Parties are prohibited from trading Securities, including loans, in the following cases:

A) prior to the disclosure of a Material Act or Fact regarding the Company’s business. This prohibition applies equally to:

(a)   any person with knowledge of the Material Fact pertaining to the Company who is aware that the information has yet to be disclosed to the market, especially those parties with a commercial, professional or trust-based relationship with the Company, including independent auditors, securities analysts, consultants and securities brokers/dealers; and

(b)  former members of Management, when they vacate their management role within the Company prior to the disclosure of a Material Act or Fact that occurred during their tenure, and up to: (i) 6 (six) months after their departure; or (ii) disclosure of the Material Fact to the market.

B) when they become aware of the Company’s intention to make an acquisition, full or partial spin-off, enter into a merger or to perform a corporate transformation or reorganization; and

C) during the period of 15 (fifteen) days preceding the disclosure of the quarterly financial information and standard financial statements required by the CVM.

The prohibitions set forth in Items “A” and “B” above shall be lifted upon the Company’s disclosure of the Material Fact to the market, except when the trading of shares could interfere in the business conditions to the detriment of the Company itself or its shareholders.

14.  Trading Restrictions when the Company, its Subsidiaries or Affiliates are actively Trading Company Shares.

Direct and indirect Controlling Shareholders, as applicable, and members of the Company’s Management shall abstain from trading Securities trades on the same dates when the Company, its Subsidiaries or Affiliates buy or sell Company shares.

15.  Prohibition on Deliberations regarding the Acquisition or Sale of Company Shares

The Company’s Board of Directors shall not hold deliberations regarding the acquisition or sale of Company shares while the transaction has not been made public through the disclosure of a Material Act or Fact notice containing information about:

(a)   its entrance into an agreement or contract designed to transfer shareholding control of the Company, or the granting of an option or mandate for this purpose; or

(b)  its intention to make an acquisition, full or partial spin-off, enter into a merger or to perform a corporate transformation or reorganization.

16.  Exceptions to the Securities Trading Restrictions

The prohibition set forth in Item 11. “A”, above, does not apply to the acquisition of shares held in treasury, through private trading, resulting from the exercise of stock options approved at the Company’s Annual Shareholders’ Meeting.

The trading restrictions described in Item 11. “A” and “B”, and Item 12 above do not apply to trading performed by Bound Parties when carried out in accordance with an Individual Investment Plan. If the additional requirements described therein are also complied with, such parties may also be relieved of the restriction described in Item 11. “C”, above.

17.  Individual Investment Plans

Individual Investment Plans may allow Bound Parties to trade Company shares during the lock-up periods described in Item 11. “A” and “B” and Item 12, above, provided that:

(a)   they are formalized in writing to the Investor Relations Officer, allowing only one Individual Plan in force per Bound Party;

(b)  they establish, irrevocably and irreparably, the dates and values or amounts of the business to be carried out by participants;

(c)   they provide a minimum term of six (6) months for the plan itself, any amendments to it or its cancellation, produce any effect.

Furthermore, the Individual Investment Plans may allow the Bound Parties to trade Company shares during the periods set forth in Item 11. “C” above, provided that, in addition to the requirements previously described:

(a)   the Company has approved a timetable containing specific dates for the publication of its ITR forms and DFP; and

(b)  require their holders to return to the Company any losses avoided or gains recorded by trading Company shares and arising from any possible alteration to the disclosure dates for the ITR and DFP forms, calculated through criteria defined in the specific plan.

The board of directors shall verify, at least once every six months, compliance of trading activities carried out by participants with the investment plans formalized by them.

18.  Procedures to Avoid Violations of Rules on Securities Trading

To prevent undue trading activities, the Investor Relations Officer:

a)     shall require any person with access to Insider Information to comply with this Policy, and may also request information on trading activities carried out by such persons, which must be immediately provided;

b)     may submit, if a Material Fact is pending disclosure and/or within the period of fifteen (15) days established in Item 11 “C” above, at its own discretion, a notice informing the prohibition of Securities trading, establishing “Lockup Periods” for all or certain Bound Parties, as applicable. The notice may not necessarily communicate the facts originating the lockup, and its confidentiality must be kept by its recipients;

c)     shall provide to the Board of Directors the information required to monitor the Individual Investment Plans, communicating any violations to the CVM, without prejudice to other applicable measures;

d)     shall act in coordination with the Company’s other departments to ensure new employees receive the necessary information on trading restrictions upon joining the Company, and to provide periodical training on the topic.

19.  Procedures for Notifying Trading Information by Management and Related Parties

Controlling Shareholders, as applicable, members of Management, members of the Fiscal Council, and members of any Technical or Advisory Bodies are required to notify to the Company the ownership and trading activities carried out, by them or Related Parties, with Securities issued by the Company, its subsidiaries or parent companies, provided that the latter two are publicly-held corporations, in accordance with CVM Instruction 358 of the Novo Mercado Regulations.

20.  Procedures for Communication and Disclosure of the Acquisition or Sale of Material Shareholding Interest

Any individual or corporation, or group of persons, acting together or representing the same interest, who carry out Material Trading activities, shall submit to the company all the information established in CVM Instruction 358.

21.  Final Provisions

Indirect and Direct Trading and Share Loan

Trading restrictions established in this Policy apply to trading activities carried out directly or indirectly by the parties mentioned herein, including share loan, whether trading takes place through subsidiaries or through third parties with whom they maintain fiduciary agreements or portfolio or share management agreements.

Indirect transactions are not considered to be those conducted by investment funds whose units are held by the people listed in this Instruction, provided that:

(i)    the funds are not exclusive, and

(ii)  the trading decisions taken by the managers cannot be influenced by its unitholders.

Responsibility of the Investor Relations Officer in monitoring the policies

The Company’s Investor Relations Officer is the person responsible for enforcing and monitoring this Policy.

Amendments to the Policy

This Policy was approved by the Company’s Board of Directors and any amendment or revision hereto shall be submitted to the same Board.

APPENDIX I – Definitions

Definitions	The terms and expressions listed below will have the following meaning, when used in this Policy:
"Controlling Shareholders" or "Parent Company"

the shareholder or group of shareholders linked through a shareholders agreement or under common control deploying the power of control at Gafisa S.A., as set forth in Law Nº 6,404/76 and subsequent alterations thereto.

"Management"	the officers and directors of Gafisa S.A.
"Stock Exchange"	stock exchanges on which the securities issued by Gafisa S.A., are accepted for trading in Brazil or abroad.
"Company" or "Gafisa S.A."	the company Gafisa S.A.
"Members of the Fiscal Council"	members of the Company’s fiscal council.
"CVM"	the Securities and Exchange Commission of Brazil.
"Former members of Management"	former officers and directors who are no longer part of the Company’s Management.
"Insider Information" or "Material Information"	all Material Information related to the Company that might measurably influence the price of the securities, which has not yet been disclosed to the investor public.
“Material Trading”

Business or business group through which the direct or indirect interest of the parties mentioned in the caput exceeds or falls short of the levels of five per cent (5%), ten per cent (10%), fifteen per cent (15%) and on, of type or class of shares representing the Company’s capital stock, as defined in CVM Instruction 358.

" Technical or Advisory Bodies"	the bodies of the Company established by its Bylaws with technical functions or for advising its Officers.
"Related Parties"

parties linked in the following ways to the Company’s officers, directors, members of the Fiscal Council, and members of the Technical or Advisory Bodies: (i) spouse, with no legal separation; (ii) common law spouse; (iii) any dependent included in the annual income tax declaration; and (iv) Subsidiary Companies controlled directly or indirectly by its Officers and similar, or by the Related Parties.

“Bound Parties”

(i) the Company; (ii) direct and indirect Controlling Shareholders, as applicable; (iii) members of Management; (iv) members of Fiscal Council; and (v) members of any other Technical or Advisory Bodies; (vi) who, because of their role or position, or due to an agreement with the Company, its Parent Company, its Subsidiaries or Affiliates, have information with respect to a Material Act or Fact; whoever, in an attempt to benefit from the Trading Policy, signs the Deed of Compliance.

“Individual Investment Plan”	An individual document governing the trades of the named beneficiary.
"Policy"	this Information Disclosure and Securities Trading Policy of Gafisa S.A..
"Associated Companies"	corporations in which the Company holds interest of ten per cent (10%) or more, without controlling them.
"Subsidiaries"

companies in which the Company holds partner rights, either directly or through other subsidiaries, assuring its permanent majority in corporate decisions and the power to elect the majority of management.

"Securities"

the word "Securities" is used in this Policy to encompass any shares, debentures, subscription bonuses, subscription rights and receipts, promissory notes, commercial papers, purchase or sale options, indexes and derivatives of any type whatsoever, or any collective investment agreements or titles issued by the Company or referenced thereto which may be deemed securities as determined by law.

APPENDIX II – Deed of Compliance

Deed of Compliance with the Information Disclosure and Securities Trading Policy of Gafisa S.A.

By this instrument, [enter name and qualification], resident and domiciled at [address], registered in the [Individual Taxpayer Registry] under no. [Number] and holder of Identity Card [RG or RNE] no. [enter number and issuing agency], hereinafter simply referred to as "Declarant", in the capacity of [inform position, role or relationship with the company] of [company], a company with registered office at [enter address], registered in the Corporate Taxpayer Registry (CNPJ) under no. [enter CNPJ number], hereinafter simply referred to as "Company", hereby declares, on this Deed of Compliance, to have full knowledge of the rules established in the Information Disclosure and Securities Trading Policy of Gafisa S.A. (“Policy”), of which you have received a copy and which governs internal policies regarding the use and disclosure of Material Information and trading of securities issued by the Company, hereby committing to act in compliance with these rules and keep its registry information updated. The Declarant signs this Deed of Compliance in three (3) copies of equal content, in the presence of the two (2) undersigned witnesses.

[insert location and date of signature]

[insert name of the declarant]

Witnesses:
1.	2.
Name: ID Card (RG): Individual Taxpayer’s ID (CPF):	Name: ID Card (RG): Individual Taxpayer’s ID (CPF):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 14, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer